FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Vizsla Silver Corp.
Suite 1723, 595 Burrard Street
Vancouver, British Columbia, V7X 1J1
(the "Company" or "Vizsla")

Item 2 Date of Material Change

 February 29, 2024

Item 3 News Release

The news release was disseminated on February 29, 2024 through GlobeNewswire and filed on SEDAR+.

Item 4 Summary of Material Change

The Company announced that it has completed its previously announced bought deal prospectus offering of 23,000,000 common shares of the Company (the "Offered Shares") at a price of C$1.50 per Offered Share for aggregate gross proceeds of C$34,500,000, which includes the exercise in full of the Underwriters' over-allotment option for 3,000,000 Offered Shares.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company is pleased to announce that it has completed its previously announced bought deal prospectus offering of 23,000,000 common shares of the Company (the "Offered Shares") at a price of C$1.50 per Offered Share for aggregate gross proceeds of C$34,500,000, which includes the exercise in full of the Underwriters' (as defined below) over-allotment option for 3,000,000 Offered Shares (the "Offering").

The Offering was conducted by PI Financial Corp., as lead underwriter and sole bookrunner, and Canaccord Genuity Corp., CIBC World Markets Inc., Raymond James Ltd., Stifel Nicolaus Canada Inc. and BMO Nesbitt Burns Inc. (collectively, the "Underwriters"). In consideration for the services provided by the Underwriters in connection with the Offering, the Company paid to the Underwriter a cash commission equal to 6% of the gross proceeds raised under the Offering. As further consideration for the services provided by the Underwriters in connection with the Offering, the Company issued compensation warrants to the Underwriters, exercisable at any time on or before February 28, 2026, to acquire that number of common shares of the Company which is equal to 6% of the number of Offered Shares sold under the Offering at an exercise price of C$1.50.  The Offering was completed pursuant to a prospectus supplement dated February 23, 2024 to the short form base shelf prospectus of the Company dated March 31, 2023 in each of the provinces and territories of Canada (except Quebec), in the United States on a private placement basis pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") and applicable state securities laws and other jurisdictions outside of Canada and the United States on an exempt basis. The Offering remains subject to the final approval of the TSX Venture Exchange (the "TSX-V").

The net proceeds of the Offering will be used to advance the exploration, drilling and development of the Company's Panuco Project, as well as for working capital and general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful..

 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

 Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, contact:

Michael Konnert
Chief Executive Officer
Telephone: (604) 364-2215

Item 9 Date of Report

 March 7, 2024